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3-11-02



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SECURITI[illegible] 02007581 [illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

RECEIVED FEB 28 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Lakes Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 France Avenue South Suite 500
(No. and Street)

Edina (City) MN (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John P. Flakne 952-841-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

650 Third Avenue South Suite 1300 Minneapolis MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/12/02
SS



PricewaterhouseCoopers LLP
650 Third Avenue South
Suite 1300
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants

To the Stockholder of
Centennial Lakes Capital, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Centennial Lakes Capital, Inc. (a wholly owned subsidiary of Kopp Holding Company) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 8, 2002

Centennial Lakes Capital, Inc.
(a wholly owned subsidiary of Kopp Holding Company)
Statement of Financial Condition
At December 31, 2001

ASSETS

Cash and cash equivalents	$ 1,623,901
Other assets	21,800
Total assets	$ 1,645,701

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 1,925
Due to parent	9,195
Total liabilities	11,120
Stockholder's equity:	
Common stock, par value $.01 per share, 2,000,000 shares authorized; 1,000,000 shares issued and outstanding	10,000
Additional paid-in capital	173,000
Retained earnings	1,451,581
Total stockholder's equity	1,634,581
Total liabilities and stockholder's equity	$ 1,645,701

The accompanying notes are an integral part of the financial statements.

Centennial Lakes Capital, Inc.
(a wholly owned subsidiary of Kopp Holding Company)
Statement of Operations
For the year ended December 31, 2001

Revenues:	
Distribution fee income	$ 521,554
Commission income	146,823
Interest income	61,655
Total revenues	730,032
Expenses:	
Promotion	40,666
Salaries and benefits	240,000
Communication	23,624
Distribution fees	21,379
State registration fees	17,009
Commissions	71,932
Other	80,032
Total expenses	494,642
Net income	$ 235,390

The accompanying notes are an integral part of the financial statements.

Centennial Lakes Capital, Inc.
(a wholly owned subsidiary of Kopp Holding Company)
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 10,000	$ 173,000	$ 1,216,191	$ 1,399,191
Net income			235,390	235,390
Balance at December 31, 2001	$ 10,000	$ 173,000	$ 1,451,581	$ 1,634,581

The accompanying notes are an integral part of the financial statements.

Centennial Lakes Capital, Inc.
(a wholly owned subsidiary of Kopp Holding Company)
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 235,390
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in other assets	128,913
Decrease in accounts payable	(26,075)
Net cash provided by operating activities	338,228
Cash flows from financing activities:	
Decrease in due to parent	(387,882)
Net cash used in financing activities	(387,882)
Net decrease in cash and cash equivalents	(49,654)
Cash and cash equivalents, beginning of year	1,673,555
Cash and cash equivalents, end of year	$ 1,623,901

The accompanying notes are an integral part of the financial statements.

1. Nature of Business

Centennial Lakes Capital, Inc. (the Company) is organized as a Minnesota Corporation and is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a broker-dealer for the primary purpose of underwriting and distributing the mutual funds managed by Kopp Investment Advisors, Inc. (KIA) (an affiliate of the Company). The Company primarily markets the mutual funds managed by KIA through other broker-dealers. The Company's revenues are derived from transactions related to the underwriting and distribution of mutual funds managed by KIA.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash and cash equivalent balances in one, high credit quality financial institution, potentially exposing the Company to concentration of credit risk.

Revenue Recognition

The Company recognizes underwriting and distribution fee income on a trade date basis.

Income Taxes

The Company's parent, Kopp Holding Company (KHC) has elected to be taxed as an S corporation. As an S corporation, KHC is subject to sections of the federal and state income tax regulations which provide that, in lieu of corporate level income taxes, the stockholder is allocated 100% of KHC's income, deductions, losses and credits. As a wholly owned subsidiary of KHC, there are no income tax amounts included in the Company's financial statements at December 31, 2001.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Selected Statement of Operations Information

	Year Ended December 31, 2001
Other general and administrative expenses:	
Rent and occupancy costs	$ 30,000
Computer services	30,000
Professional fees	9,010
Other	11,022
	$ 80,032

4. Transactions with Affiliates

The Company utilizes certain centralized general and administrative functions of KHC and is allocated an expense for such services. The allocation charged to the Company totaled $300,000 for the year ended December 31, 2001. This amount includes salaries and benefits, rent and occupancy costs and computer services.

5. Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain a minimum net capital. The Uniform Net Capital Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The rule also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $1,634,581 and $25,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.007 to 1.

Centennial Lakes Capital, Inc.
(a wholly owned subsidiary of Kopp Holding Company)
Computation of Net Capital Under Rule 15c3-1
December 31, 2001

Total stockholder's equity	$ 1,634,581
Deduct:	
Nonallowable assets	-
Net capital	1,634,581
Minimum net capital requirements	25,000
Net capital in excess of requirements	$ 1,609,581
Total liabilities	$ 11,120
Aggregate indebtedness	$ 11,120
Ratio of aggregate indebtedness to net capital	0.007 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2001, filed by Centennial Lakes Capital, Inc. in its Form X-17a-5 with the National Association of Securities Dealers, Inc. in January 2002.

Centennial Lakes Capital, Inc.
(a wholly owned subsidiary of Kopp Holding Company)
Exemptive Provision Under Rule 15c3-3
December 31, 2001

Pursuant to the exemptive provisions of Paragraph (K)(1) of Rule 15c3-3 of the Securities and Exchange Commission, the provisions of Rule 15c3-3 are not applicable to Centennial Lakes Capital, Inc.



PricewaterhouseCoopers LLP
650 Third Avenue South
Suite 1300
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

To the Stockholder of Centennial Lakes Capital, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Centennial Lakes Capital, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

(2) Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 8, 2002